90 Park Avenue

New York, NY 10016-1387

212-210-9400 | Fax: 212-210-9444

September 22, 2025

VIA EDGAR

Ms. Jaea Hahn

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

RE:	Saba Capital Income & Opportunities Fund (the “Fund”) Registration Statement on Form N-2 File Nos.: 333-288532 and 811-05410

Dear Ms. Hahn:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on September 22, 2025 regarding the Fund’s Registration Statement on Form N-2/A filed on September 18, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below.

The Fund’s responses to the comments are set forth below. For ease of reference, each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. The changes addressing the comments below are attached and will be reflected in the Fund’s final prospectus which will be filed pursuant to Rule 424(b)(5).

General:

1.	Please clarify in prospectus that the Fund does not intend to invest directly in digital assets.

The requested clarification has been made.

2.	Please clarify in the prospectus that the Fund does not intend to invest more than 20% of its total assets in private funds.

The requested disclosure has been added.

* * * * *

Ms. Jaea Hahn

September 22, 2025

In addition to the above, the Fund acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 205-9106. Thank you for your assistance regarding this matter.

Very truly yours,
/s/ George Silfen
George Silfen